UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SPII Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%(1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Calculation based on 101,089,479 Common Shares (defined below) outstanding as of May 15, 2018.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sierra Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

45,876,061

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

45,876,061

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,876,061

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.4%(1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Calculation based on 101,089,479 Common Shares outstanding as of May 15, 2018.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mountain Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,454

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,454

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,454

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%(1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Calculation based on 101,089,479 Common Shares outstanding as of May 15, 2018.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*72,421,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*72,421,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*72,421,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.6%(1)

14.	TYPE OF REPORTING PERSON

IN

*
Mr. Economou may be deemed to beneficially own 72,421,515 Common Shares as follows: (i) 12,000,000 Common Shares owned by SPII Holdings Inc., a Marshall Islands corporation that may deemed to be beneficially owned by Mr. Economou; (ii) 45,876,061 Common Shares owned by Sierra Investments Inc., a Marshall Islands corporation that may deemed to be beneficially owned by Mr. Economou; and (iii) 14,545,454 Common Shares owned by Mountain Investments Inc., a Marshall Islands corporation that may deemed to be beneficially owned by Mr. Economou.

(1)	Calculation based on 101,089,479 Common Shares outstanding as of May 15, 2018.

CUSIP No.	Y2109Q705

This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons (as defined below) on September 5, 2017 (the "Original Schedule 13D"), as amended on October 6, 2017 ("Amendment No. 1") and March 15, 2018 ("Amendment No. 2," and the Original Schedule 13D, Amendment No. 1, and Amendment No. 2, when taken together, are the "Initial Statement").

Item 1.	Security and Issuer

This Amendment No. 3 relates to the common shares, par value $0.01 per share (the "Common Shares") of DryShips Inc., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

Item 2.	Identity and Background
(a),(f)
This Amendment No. 3 is being filed by SPII Holdings Inc., a Marshall Islands corporation ("SPII"), Sierra Investments Inc., a Marshall Islands corporation ("Sierra"), Mountain Investments Inc., a Marshall Islands corporation ("Mountain"), and Mr. George Economou, a citizen of Greece ("Mr. Economou," and, together with SPII, Sierra, and Mountain, the "Reporting Persons").

(b)	The address of the principal place of business of SPII, Sierra and Mountain is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Mr. Economou's correspondence address is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

(c)	The principal business of SPII, Sierra, and Mountain is acting as investment holding companies. Mr. Economou is the Chairman and Chief Executive Officer of the Issuer.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of SPII, Sierra and Mountain is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Mare Services Limited	Sole Director/Secretary	Mare Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta. Mr. Cefai's principal occupation is attorney at law, and his principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to Item 3 from the Initial Statement.

Item 4.	Purpose of Transaction

In February 2018, the Issuer's Board of Directors approved a share repurchase program, pursuant to which the Issuer is authorized to purchase up to $50 million of its Common Shares over a 12-month period. In connection with the share repurchase program, as of May 15, 2018, the Company's total number of outstanding Common Shares decreased to 101,089,479 from the total number of 102,549,766 outstanding Common Shares as of March 15, 2018. As a result of the share repurchase program and the decrease in outstanding Common Shares, the percentage of outstanding Common Shares that the Reporting Persons may be deemed to beneficially own increased by approximately 1.0% to an amount of 11.9%, 45.4%, 14.4%, and 71.6% of the Company's outstanding shares beneficially owned by SPII, Sierra, Mountain, and Mr. Economou, respectively.

There are no other changes to Item 4 from the Initial Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(c)
As of May 15, 2018, the Issuer had 101,089,479 Common Shares outstanding. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own the Common Shares set forth below:

		Voting			Dispositive
Names	Percentage of Common Shares Beneficially Owned	Sole	Shared		Sole	Shared
SPII	11.9%	0	12,000,000		0	12,000,000
Sierra	45.4%	0	45,876,061		0	45,876,061
Mountain	14.4%	0	14,545,454		0	14,545,454
Mr. Economou	71.6%	0	72,421,515	(1)	0	72,421,515	(1)

(1)
Mr. Economou may be deemed to beneficially own 72,421,515 Common Shares as follows: (i) 12,000,000 Common Shares owned by SPII; (ii) 45,876,061 Common Shares owned by Sierra; and (iii) 14,545,454 Common Shares owned by Mountain. Mr. Economou may be deemed to beneficially own SPII, Sierra, and Mountain.

Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of this Amendment No. 3.

Except as described herein, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Amendment No. 3.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Initial Statement, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit A.  Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2018
(Date)

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

SIERRA INVESTMENTS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

MOUNTAIN INVESTMENTS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

GEORGE ECONOMOU*

/s/ George Economou
(Signature)

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Attention:          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).